Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-153058 and No. 333-213389) pertaining to the 2007 and 2015 Share Incentive Plans of Agria Corporation, of our report dated September 20, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adjustments for the correction of errors and the adjustments to retrospectively apply the impact of the change in the composition of the reportable segments), relating to the consolidated financial statements as of June 30, 2016 and for the years ended June 30, 2016 and 2015, which appears in the Annual Report on Form 20-F of Agria Corporation for the year ended June 30, 2017.

/s/ GHP Horwath, P.C.

Denver, Colorado

October 26, 2017